Exhibit 12

RATIOS OF EARNINGS TO FIXED CHARGES

The following table sets forth the computation of Renasant Corporation’s consolidated ratio of earnings to fixed charges for each of the years in the five-year period ended December 31, 2014 and for the six-month period ended June 30, 2015.

	Six months ended June 30, 2015	2014	2013	2012	2011	2010
Fixed charges and preferred stock dividends:
Interest expensed and capitalized on deposits	$6,608	$16,069	$17,050	$19,030	$31,729	$44,487
Interest expensed and capitalized on other debt	3,815	7,711	6,353	6,945	9,672	15,790
Amortized premiums and discounts related to indebtedness	(247)	(387)	(21)	161	161	(33)
Implicit interest expense in annual rent	471	970	907	856	830	762

Total fixed charges	10,647	24,363	24,289	26,992	42,392	61,006
Preferred dividends for purpose of ratios	—	—	—	—	—	—

Total fixed charges and preferred dividends for purpose of ratios	$10,647	$24,363	$24,289	$26,992	$42,392	$61,006

Earnings:
Income before income taxes	$44,493	$85,887	$45,746	$33,465	$34,675	$46,693
Add:
Total fixed charges (from above)	10,647	24,363	24,289	26,992	42,392	61,006
Less:
Interest capitalized	—	—	—	—	—	—
Preferred dividends of subsidiaries	—	—	—	—	—	—

Total earnings for purpose of ratios	$55,140	$110,250	$70,035	$60,457	$77,067	$107,699

Ratios of earnings to fixed charges:
Excluding interest on deposits	12.01%	11.36%	7.32%	5.20%	4.25%	3.83%
Including interest on deposits	5.18	4.53	2.88	2.24	1.82	1.77